SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Walgreens Boots Alliance

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

CtW Investment Group @CtWInvGrp · May 15

Walgreens Boots urged to open board nominations to shareholders http://fw.to/sMFuj8l  #corpgov #proxyaccess

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[The link in the above tweet is to an article by the same name in the Chicago Tribune dated May 15, 2015.]

CtW Investment Group @CtWInvGrp · May 15

Walgreens gets a European makeover, or is it a takeover? http://fw.to/u76jrVa  #corpgov

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[The link in the above tweet is to an article by the same name in the Chicago Tribune dated May 14, 2015.]